Exhibit 12.01

NPC INTERNATIONAL, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal 2007	Fiscal 2008	Fiscal 2009	Fiscal 2010	Fiscal 2011
Earnings:
Income before income taxes	$3,524	$10,152	$7,896	$27,129	$1,203
Less: Capitalized interest	0	0	0	0	0
Add: Fixed charges	48,808	45,886	48,177	46,354	42,264

Total earnings	52,332	56,038	56,163	73,483	43,467

Fixed Charges:
Interest expense	38,015	33,843	31,266	29,283	25,201
Capitalized interest	0	0	0	0	0
Interest in rental expense	10,793	12,043	16,911	17,071	17,063
Total fixed charges	48,808	45,886	48,177	46,354	42,264

Ratio of earnings to fixed charges	1.1x	1.2x	1.2x	1.6x	1.0x